UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 4Q18 Results Conference Call

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information as of and for the three- and twelve-month periods ended December 31, 2018 has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver strong adjusted EBITDA growth and margin expansion in 4Q18

- **Argentina Cement volumes** remain impacted by macro contraction, **Paraguay** recovered and **Concrete** reached record high; **favorable** pricing dynamics
- **As reported results reflect the application of IAS 29** (Hyperinflation accounting in Argentina)
  - **Net revenues** + 2.8% to Ps.6.9 billion (US$182 million)
  - **Adjusted EBITDA** +20.6% to Ps.2.2 billion (US$58 million)
  - **Net majority income** -28.5% to Ps.1.2 billion (US$34 million)
- **Consolidated Adjusted EBITDA margin expanded 459** bps to 31.1% (31.9% excluding IAS 29)
- **Strong balance sheet with** cash position of Ps.2.9 billion and a healthy Net Debt to LTM Adj. EBITDA ratio of 0.43x
- **Expansion of L´Amalí plant on schedule**

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.



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 … even as industry demand weakens further due to more challenging macro dynamics  Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of January 2019Source INDEC: ISAC (Indicador Sintetico de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4  -4.2

Revenues up 2.8% and 7.9% for the full year, despite softer Cement sales volumes

LOMA NEGRA

a member of InterCement

Revenue Performance:

- Argentine cement: decreased 5,9% YoY. Volumes contraction of 18.4% partially offset by healthy pricing environment
- Concrete: rose 24.6% YoY. Volumes up 13.6% reaching a new record high driven by infrastructure works
- Paraguay cement: up 57.0% YoY. Strong sales volumes recovery, up 12.6% YoY and Guarani appreciation
- Railroad: down 2.5% YoY. Volumes impacted by slowdown in construction activity
- Aggregates: increased 19.8% YoY. Volumes up 9.0% with favorable pricing dynamics

Sales Volumes

		4Q18	4Q17	% Chg.
Cement, masonry & lime				
Argentina	MM Tn	1.44	1.76	-18.4%
Paraguay	MM Tn	0.15	0.13	12.6%
Cement, masonry & lime total		**1.58**	**1.89**	**-16.3%**
Argentina:				
Concrete	MM m3	0.27	0.24	13.6%
Railroad	MM Tn	1.21	1.29	-6.6%
Aggregates	MM Tn	0.30	0.28	9.0%

Revenues (AR$ million)

	4Q18	4Q17	% Chg.	2018	2017	% Chg.
Cement, masonry & lime – Argentina	4,592	4,880	-5.9%	18,149	17,814	1.9%
Cement, masonry & lime – Paraguay	675	430	57.0%	2,341	1,884	24.3%
Cement, masonry & lime total	5,267	5,310	-0.8%	20,490	19,697	4.0%
Concrete	1,168	937	24.6%	4,414	3,081	43.3%
Railroad	668	685	-2.5%	2,587	2,620	-1.2%
Aggregates	124	104	19.8%	401	470	-14.6%
Total Net Revenues[1]	**6,936**	**6,747**	**2.8%**	**26,807**	**24,839**	**7.9%**

(1) Sales volumes include inter-segment sales and Other segments

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Gross Profit up 13.2% with 270 bps margin expansion while SG&A continues to improve on a relative basis  Gross Profit & Margin    AR$ Million  Consolidated gross profit up 13.2% YoY, with gross margin expanding 270 bps to 29.5% mainly driven by Cement in Argentine and Paraguay. Partially offset by weaker performance in Railroad, and faster growth in lower margin concrete businessArgentine cement gross margin expanded, benefitting from favorable price environment and cost controlSG&A as a % of revenues declined 82 bps YoY, to 7.0%, driven by cost management and lower sales tax rate  Selling, General & Administrative    AR$ Million  As a % of Sales  7.9%  7.8%  -8.0%    Gross Margin  29.5%  26.8%  +13.2%    6  25.5%  25.5%    +7.8%  7.2%  7.0%    -1.8%

 Adjusted EBITDA up 20.6% YoY with strong margin expansion of 459 bps  Adjusted EBITDA & Margin    AR$ Million  Consolidated Adjusted EBITDA Margin expanded 459 bps to 31.1% from 26.5% in 4Q17Excluding the application of IAS29 the Consolidated Adjusted EBITDA margin expanded 496 bps YoY from 26.9% to 31.9% Argentine Cement, masonry cement and lime segment Adjusted EBITDA margin expanded 554 bps to 34.6%Cement in Paraguay Adjusted EBITDA margin contracted by 212 to 40.3% from 42.4% a year agoConcrete Adjusted EBITDA margin increased 216 bps to 5.8%Railroad Adjusted EBITDA margin increased 377 bps to 17.1%Aggregates Adjusted EBITDA strong margin increased to 12.2%  +14.5%        68  58  US$ million  31.1%  26.5%  Adjusted EBITDA Margin    7  Consolidated Adjusted EBITDA up 20.6% YoY in 4Q18 driven by strong growth in core cement in Argentina and Paraguay, and coupled by improvements in Concrete, Railroad, and Aggregates segments  238  220    +20.6%  25.0%  26.6%  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

 Profit before taxes up 85.0% YoY while Net profit was down 26.0% affected by last year tax provisions   Net Profit Attributable to Owners     AR$ Million      34  74  US$ million  -28.5%    Positive contributors to Net Profit:Adjusted EBITDA increased 20.6% YoYTotal finance gain net of Ps.228 million in 4Q18 compared to a loss of Ps.327 million in 4Q17Foreign exchange gain of Ps.317 million in 4Q18, compared to a Ps. 388 million loss in 4Q17, mainly non-cash Net Financial expense, rose by Ps.144 million driven by higher interest rates Gain on net monetary position was Ps.42 million lower in 4Q18 compared to 4Q17Effective tax rate in 4Q18 was 30.5% from -73.8% in 4Q17 which was affected by the tax reform at year-end 2017 in the Deferred tax provision Net Profit Attributable to Owners of the Company in 4Q18 decreased 29% YoY in peso terms and 10% measured in US$  Finance Costs, net   AR$ Million    8  -48.7%    96  38  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

 Robust balance sheet and sound debt profile  Debt by Currency    Debt by Interest Rate    Cash position of Ps.2.9 billion and total debt at Ps.6.0 billion in December’18Net Debt of Ps.3.1 billion (US$ 81 million) at December’18Net Debt/ LTM Adj. EBITDA ratio of 0.43x in FY18 compared with 0.28x in FY17Operating cash flow for FY18 decreased 18% YoY, mainly due to higher tax payments Capital expenditures of Ps.4.2 billion in FY18 (35% applied to expansion of production capacity in L’Amalí plant)  Cash Flow Highlights        FY18  FY17  Net cash generated by operating activities      4,179  5,077          Net cash used in investing activities      (4,224)  (2,229)          Net cash (used in) generated by financing activities       (2,390)   312          Cash and cash equivalents at the end of the period      2,902  4,695  9  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

 Looking into 2019  Amid a expected challenging scenario, we remain focused on delivering strong results Cement demand expected to turnaround by mid-year on the back of overall economic recoveryL’Amalí plant expansion on track for completion in early 2020 Healthy cash flow generation and solid balance sheet   L´Amalí2: Mill, Preheaters, and Kiln  L´Amalí2: Packing and Dispatch  Lomax: 2018 Record High anual concrete sales volume   10

   Questions & Answers

 Exhibit: Summary Financial Statements

 Income Statement  13

 Balance Sheet    14

 Statement of Cash Flows  15    Condensed Interim Consolidated Statement of Cash Flows for the Nine-months and Three-monthsEnded December 31, 2018 and 2017    (amounts expressed in millions of pesos, unless otherwise noted)

 Adjusted EBITDA Reconciliation & Margin  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 8, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer